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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year ended December 31,
	Six months ended, June 30, 2005
		2004	2003	2002	2001	2000
	(dollars in thousands)
Income before taxes, minority interests and equity in undistributed earnings of unconsolidated subsidiaries	$14,502	$27,758	$20,275	$17,531	$14,697	$13,272
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense(1), junior subordinated debentures expense and amortization of debt issuance costs	7,303	9,314	5,463	5,955	7,517	6,014

Total earnings, excluding interest on deposits	21,805	37,072	25,738	23,486	22,214	19,286
Interest on deposits	7,258	9,582	10,132	13,459	19,706	19,119

Total earnings	$29,063	$46,654	$35,870	$36,945	$41,920	$38,405

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.99	3.98	4.71	3.94	2.96	3.21
Including interest on deposits	2.00	2.47	2.30	1.90	1.54	1.53

(1)
Represents an appropriate interest factor

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  Exhibit 12